
10016013


JM

Johnson Matthey

SUPPL

July 2, 2010


SEC MAIL PROCESSING
RECEIVED
JUL - 7 2010
WASH, D.C.
193
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70091410000086154055
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Preliminary Results for the Year Ended 31st March 2010**	**03 June 2010**
2.	**Annual Report & Notice of Annual General Meeting**	**15 June 2010**
3.	**Notification of Major Interests in Shares**	**18 June 2010**
4.	**Notification of Transactions of Directors/Persons**	**23 June 2010**
5.	**Block Listing Six Monthly Return**	**28 June 2010**
6.	**Block Listing Six Monthly Return**	**28 June 2010**
7.	**Block Listing Six Monthly Return**	**28 June 2010**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

dlw 7/14

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022



Johnson Matthey

News Release

For Release at 7.00 am Thursday 3rd June 2010

Preliminary Results for the year ended 31st March 2010

Summary Results

	Year to 31st March 2010	2009	% change
Revenue	**£7,839m**	**£7,848m**	**-**
Sales excluding precious metals	**£1,886m**	**£1,797m**	**+5**
Profit before tax	**£228.5m**	**£249.4m**	**-8**
Total earnings per share	**77.6p**	**82.6p**	**-6**
Underlying*:			
Profit before tax	**£254.1m**	**£267.9m**	**-5**
Earnings per share	**86.4p**	**89.6p**	**-4**
Dividend per share	**39.0p**	**37.1p**	**+5**

*before amortisation of acquired intangibles, major impairment and restructuring charges and profit or loss on disposal of businesses

- Sales revenue flat at £7.8 billion
- Sales excluding precious metals up 5% to £1.9 billion. Weak first half with strong improvement in activity in second half of the year
- Underlying profit before tax down 5%
- Strong cash generation with £33.0 million of net cash flow
- Balance sheet remains strong with net borrowings reduced by £61.0 million to £473.4 million
- Full year dividend up by 5% to 39.0 pence reflecting the long term prospects for the group

Business Overview

- Environmental Technologies Division's sales excluding precious metals 10% up at £1,247 million and underlying operating profit 3% down at £120.9 million
  - Emission Control Technologies' sales excluding precious metals up 12% with good recovery in sales of light duty catalysts in the second half. Heavy duty diesel catalyst market depressed
  - Process Technologies' sales excluding precious metals up 3%. Strong demand for ammonia and methanol catalysts and a good performance by Davy Process Technology

Issued by: Johnson Matthey Public Limited Company
40-42 Hatton Garden London EC1N 8EE Tel: +44 (0)20 7269 8400

- Precious Metal Products Division's revenue up 3% to £5.6 billion, supported by higher average prices for platinum group metals in the second half of the year. Sales excluding precious metals down 6% to £420 million and operating profit down 18% to £116.7 million
- Fine Chemicals Division's sales excluding precious metals up 2% to £219 million and operating profit 13% higher at £55.8 million, which includes the US$ 12 million one-off benefit from the launch of the generic version of ADDERALL XR®

Business Prospects

- Whilst considerable short term uncertainties about the global economy remain, the group is expected to make good progress in the first half of 2010/11 and underlying profit before tax should be significantly higher than the same period of 2009/10
- Environmental Technologies Division expected to perform well in the first half compared with the first half of 2009/10 with recovery in Emission Control Technologies and continued steady growth in Process Technologies
- With stronger platinum group metal prices and the improvement in demand for its products and services, Precious Metal Products Division's results in the first half of 2010/11 should also be significantly up on the first six months of 2009/10
- Fine Chemicals Division is expected to deliver steady underlying growth but results in the first half of 2010/11 will be impacted by the absence of the one-off benefit in 2009/10 from the launch of the generic version of ADDERALL XR®

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"2009/10 was a challenging year for Johnson Matthey but overall the group performed well. I am pleased that despite the global economic downturn our underlying profit before tax was only 5% down on our record performance in 2008/09.

Johnson Matthey is expected to make good progress in the first half of 2010/11 compared with the same period of 2009/10 but the second half of the year is harder to predict. However, we are confident that the group is well positioned to take advantage of a global economic recovery.

Over the last few turbulent years we have continued to invest in research and development and in expanding production capacity where we see opportunities for growth. This will continue. We have a strong balance sheet, a good business model and are well placed to return to growth. The longer term drivers for the group remain very much in place. Tightening emissions standards, the need for energy security and the drive to reduce the environmental impact of chemical and industrial processes all play to the strengths of Johnson Matthey. Together these give us confidence in the future prospects for the group."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Robert MacLeod	Group Finance Director	020 7269 8484
Howard Lee	The HeadLand Consultancy	020 7367 5225
Tom Gough	The HeadLand Consultancy	020 7367 5228
www.matthey.com		

Report to Shareholders

Introduction

Johnson Matthey performed well in the financial year 2009/10. The year started in the depths of a global recession and in the first half of the year revenue and underlying profit before tax were both well down. However, the second half saw a gradual improvement in the economic climate supported by government efforts to stimulate the economy, particularly through various car scrappage schemes, and continued Chinese investment in the development of their energy resources and infrastructure.

Given the economic backdrop, our Environmental Technologies Division performed well in 2009/10. Its Emission Control Technologies (ECT) business was hit quite hard at a relatively early stage of the recession as a result of plummeting vehicle production, especially in North America, Europe and Japan. However, its light duty business came back steadily throughout the second half of the year, aided by the government scrappage schemes and also by dramatic growth of vehicle sales in China. Sales of heavy duty trucks were depressed in both Europe and the USA and our heavy duty diesel catalyst business made a small operating loss. Our Process Technologies business continued to perform well throughout 2009/10 with strong growth in its sales to ammonia and methanol markets which more than offset a decline in sales to oil refineries.

Precious Metal Products Division was impacted by lower prices and subdued demand for platinum group metals, especially in the first half of the financial year. However the division's performance improved in the latter part of the year. Its manufacturing businesses, including our platinum group metals refining business, were slower to feel the effects of the recession than our ECT business and were also slower to begin to emerge from it. However, their performance showed signs of improvement towards the end of the year. By contrast, our gold and silver refining business had a very strong year driven by the high gold price and buoyant demand for investment bars.

Fine Chemicals Division had a mixed year. Its active pharmaceutical ingredients manufacturing businesses in the UK and the USA performed well and the division received the one-off US $12 million benefit from the launch of the first generic version of ADDERALL XR® by Teva Pharmaceutical Industries. However, its contract research business continued to feel the effects of the recession on venture capital

funding for new drug development by many of its smaller customers. We have therefore taken action to restructure operations at its facility in Massachusetts, USA.

Review of Results

Revenue for the year ended 31st March 2010 was in line with last year at £7.8 billion, although performance was biased towards the second half of the year due to the increase in activity and precious metal prices; first half revenue was £3.6 billion and second half revenue was £4.2 billion. Despite the economic background, the group's sales excluding precious metals held up well and were 5% higher than last year at £1,886 million. Translated at constant exchange rates, revenue for the year fell by 3% and sales excluding precious metals grew by 1%.

Underlying operating profit (before amortisation of acquired intangibles, major impairment and restructuring charges) was 9% lower than last year at £271.8 million while underlying profit before tax was 5% down at £254.1 million. The group benefited from the weakness of sterling and at constant exchange rates underlying operating profit would have been 13% lower than last year.

This year we have taken an impairment charge in respect of redundant assets at our Pharmaceutical Materials and Services contract research business in Massachusetts, USA. This resulted in a charge of £11.3 million which has been excluded from underlying earnings per share.

Underlying earnings per share decreased by 3.2 pence to 86.4 pence. Total earnings per share were 77.6 pence, 6% below last year.

Dividend

Despite the reduction in underlying earnings per share, as a demonstration of its confidence in the long term prospects of the group, the board is recommending to shareholders a final dividend of 27.9 pence, making a total dividend for the year of 39.0 pence, 5% up on last year. If approved, dividend cover for 2009/10 would be 2.2 times. Our long term policy remains to grow dividends in line with underlying earnings with dividend cover at about two and half times.

Operations

Environmental Technologies

	Year to 31st March 2010 £ million	2009 £ million	% change	% at constant rates
Revenue	2,056	2,226	-8	-11
Sales excl. precious metals	1,247	1,135	+10	+6
Underlying operating profit	120.9	124.3	-3	-6
Return on sales (ex pms)	9.7%	10.9%		

Environmental Technologies Division, which comprises Emission Control Technologies (ECT), Process Technologies and Fuel Cells, recovered from a weak first half in 2009/10 with good growth in the second half of the year. ECT was significantly affected in the first half by the slowdown in demand across all areas but saw a strong recovery for autocatalysts in the second half. However, despite challenging economic conditions, Process Technologies continued to perform well supported by strong demand for its syngas products in China. For the year as a whole, Environmental Technologies Division's revenue fell by 8% to £2,056 million; sales excluding precious metals were 10% ahead at £1,247 million; however underlying operating profit fell by 3% to £120.9 million. Translated at constant exchange rates, sales excluding precious metals increased by 6% and underlying operating profit was 6% lower.

Environmental Technologies Division's return on sales for the year fell by 1.2% to 9.7%. While ECT's overall returns fell, the returns of our light duty vehicle catalyst business were ahead of last year as the business benefited from increased activity and lower costs. However, its heavy duty diesel catalyst business made a loss which reduced the returns for ECT as a whole. Process Technologies' return on sales was slightly lower than last year.

Emission Control Technologies' sales excluding precious metals grew by 12% to £974 million. Sales in the first half of the year were £440 million, but sales recovered strongly in the second half to £534 million. At constant exchange rates, sales excluding precious metals were up 7%.

In Johnson Matthey's financial year to 31st March 2010, global light duty vehicle sales grew by 7% to 66.7 million vehicles. Global production grew by 6% with a further small decrease in inventories. The effect of various government scrappage schemes

around the world had a very positive effect on vehicle sales particularly in the second half. Johnson Matthey's light duty catalyst sales excluding precious metals grew by 17% to £754 million and sales volumes of autocatalysts grew by more than 9% in the year, exceeding the growth in global car production as a result of increased fitment of diesel particulate filters (DPFs) in Europe and our strong performance in the growth markets of China and India.

Estimated Light Vehicle Sales and Production

		Year to 31st March		
		2010	**2009**	**change**
		millions	**millions**	**%**
North America	**Sales**	**13.0**	**14.4**	**-9.7%**
	Production	**9.7**	**10.8**	**-10.2%**
Total Europe	**Sales**	**18.5**	**19.9**	**-7.0%**
	Production	**18.1**	**18.8**	**-3.7%**
Asia	**Sales**	**24.2**	**17.2**	**+40.7%**
	Production	**30.7**	**25.5**	**+20.4%**
Global	**Sales**	**66.7**	**62.1**	**+7.4%**
	Production	**65.2**	**61.5**	**+6.0%**

Source: IHS Global Insight

Around 6.5 million diesel cars were sold in western Europe in the year (representing some 46% of total car sales, down from 51% last year) of which about 70% were fitted with DPFs. Over the next seven months the DPF market is set to grow further as all new diesel cars sold in the European Union will require fitment from January 2011.

In response to the fall in demand for our products in the second half of 2008/09 we took swift action to significantly reduce costs and, during this period of lower production, also took the opportunity to improve the efficiency of our manufacturing facilities and logistics. As a result, our ongoing production cost per unit reduced by approximately 7%. We, however, retained our flexibility and were able to react rapidly to increased customer orders from mid 2009/10. Since the low point in March 2009, our plant utilisation for light duty catalysts has almost doubled although we still have sufficient capacity to meet future growth in demand.

While the light duty catalyst business grew strongly in the year, sales excluding precious metals of our heavy duty diesel (HDD) catalysts fell by 5% to £173 million, a reduction of 10% on a constant currency basis. Our HDD business, which manufactures catalysts for trucks, buses and non-road vehicles, made a small loss in the year because, following our recent investment in HDD catalyst manufacturing

infrastructure ahead of new legislation, we had surplus capacity given the downturn in truck production.

Sales of heavy duty trucks were depressed throughout the year in both Europe and the USA, falling in our financial year by 45% and 28% respectively, although in the year we enhanced our leading share of the HDD catalyst market. However our sales started to recover in the autumn and in March 2010 were nearly double those in the same month last year, albeit that the majority of our US sales were for trucks that still utilised pre-US 2010 HDD catalysts. Sales for the first quarter of 2010/11, the period for which we have greatest visibility, are expected to remain at around this level. Given current economic conditions it is difficult to predict when truck sales in Europe and the USA will recover fully. With HDD legislation now in place in South Korea, the introduction of tighter on road HDD emissions legislation in China, India and Brazil over the next few years and the phasing in of non-road legislation in the USA and European Union, the growth prospects for our HDD catalyst business remain very strong.

During the year we completed a significant, over £70 million, investment in new capacity and opened two new facilities, one in western Pennsylvania, USA with capacity to manufacture one million catalysts a year required to meet the new US 2010 HDD legislation in North America that came into effect from 1st January 2010, and the other in Macedonia with initial capacity to manufacture four million catalysts per annum for both light duty and heavy duty vehicles in Europe. Both of these facilities are now fully operational. We also completed a major expansion of our autocatalyst manufacturing capacity in Shanghai, China. This will enable us to meet the demands of the rapidly growing market in China where we continue to increase our market share, from around 17% five years ago to approximately 30% today. Construction of a new research and development facility in Shanghai is now underway and is expected to be operational in the autumn of 2010.

Our stationary emissions control (SEC) systems business for reducing emissions in a wide range of applications including power generation, industrial processes, coal fired power plants and marine applications suffered from the deferral of major energy projects due to the recession and uncertainty over carbon dioxide (CO_2) emissions standards in the USA and Europe. Despite this, sales were up by 6% to £47 million.

We have, however, continued to build a new facility in Shanghai, China to supply plate type selective catalytic reduction (SCR) catalysts for controlling emissions of oxides of nitrogen (NOx) from coal fired power plants. This will serve a growing

market in China where the State Environmental Protection Administration is expected to issue NOx control regulations that will come into effect in 2011. Our new facility is currently being commissioned and will begin supplying product during the first half of our 2010/11 financial year.

Process Technologies continued to grow in 2009/10 despite the downturn in the global economy. Its sales excluding precious metals grew by 3% in the year to £268 million, an increase of 1% at constant exchange rates. The Ammonia, Methanol, Oil and Gas (AMOG) business, which represents approximately 60% of Process Technologies' sales, performed well with strong sales to both the ammonia and methanol markets, up 15% and 7% respectively. Demand for its gas purification products, used to remove contaminants such as mercury and chlorides, held up well throughout the year. However, sales of catalysts to produce hydrogen, which is used extensively in the hydrodesulphurisation process to remove sulphur from crude oil and to improve the quality of gasoline and diesel, were adversely impacted by the effect of the economic slowdown on demand for transportation fuels and by tight refinery margins and were down by more than 10%. Legislation requiring lower sulphur fuels continues to gain momentum around the world, particularly in South America, Asia and the Former Soviet Union, supporting continued demand for our hydrogen catalysts and purification products.

Process Technologies benefited from continued activity on projects to convert gas or coal into chemicals where some countries, particularly China, are seeking to enhance their energy security by utilising coal reserves to reduce their reliance on imported oil and gas. China continues to develop coal based technologies to manufacture methanol, ammonia and synthetic natural gas (SNG). Johnson Matthey has leading catalyst technology in these areas and is the number one supplier of catalysts for large scale methanol plants in China with a 40% market share. Demand for methanol has continued to grow strongly in China, with consumption up by 35% to 17 million tonnes per annum, where it is increasingly being used as a substitute for petroleum based transportation fuels. As a result, our sales of methanol catalysts in China have increased by over 150% this year. The country is also investing in projects to manufacture SNG from coal that can be transported by existing pipelines and utilised for heating and industrial applications.

During the year Process Technologies commissioned a new state of the art methanol synthesis catalyst manufacturing facility at Clitheroe, UK. This plant produces Apico, our new patented methanol synthesis catalyst, which delivers a number of substantial performance benefits to customers, including the increase of methanol production

from existing plants. Process Technologies remains a global leader in the licensing of methanol process technology and the sale of associated catalysts. The new Apico catalyst will further differentiate the business from its competitors.

Davy Process Technology (DPT) had another good year, with sales of £44 million, securing licence and engineering contracts for a further eight plants. The business was particularly successful in China, winning contracts for three methanol plants, an oxo alcohols plant and two speciality chemicals plants. In addition DPT won the contract for the first world scale SNG plant at Datang in China, including the supply of Johnson Matthey's catalysts.

DPT continues to invest in developing its technology portfolio. During the year it introduced the first world scale methylamine and dimethyl formamide process, dimethyl ether technology and a waste fat to diesel process. It is also in a position to license a gas to liquids process based on fixed bed Fischer Tropsch technology which has been jointly developed with BP.

Process Technologies continues to pursue other technology opportunities which have the potential to increase energy efficiency and reduce CO_2 emissions. Progress continues to be made in the development of technologies for high efficiency reforming, technology for the more cost effective capture of CO_2 prior to sequestration and in the area of gas to liquids technology, achieving a number of new milestones in catalyst development and increasing its sales of pilot scale catalysts this year. These are all areas that are coming into sharper focus as governments around the world strive to tackle CO_2 emissions.

Tracerco's sales were slightly up on the last year with growth in its specialist measurements and taggants segments offsetting a poor year for its process diagnostics business, mainly due to reduced activity and investment by oil and gas companies. Vertec, which manufactures specialist organic titanates used in inks, paints and polymers, made an operating loss in 2009/10. The business has been facing stiff price competition from Asian manufacturers for a number of years. We have recently entered in to consultation with employees of the Vertec business to look at the future options for that business.

The **Fuel Cells** business made further progress in 2009/10 despite the adverse economic conditions and as a result, the net expense fell by £0.3 million to £5.4 million. Several of our customers were impacted by the downturn and scaled

back their growth plans but by year end they had recovered and had the confidence to start expanding again.

Direct methanol fuel cells are used in portable devices for leisure markets and sales of these were badly hit by the recession. However, our products are technically very competitive and we gained market share, mitigating the impact of a smaller market. Sales in this area have recovered, boosted by military applications starting to enter large scale trials. There also continues to be increasing interest in the use of natural gas fuelled systems to power buildings, an area where Johnson Matthey is a leading supplier of fuel cell components.

Precious Metal Products

	Year to 31st March			%
	2010	2009	%	at constant
	£ million	£ million	change	rates
Revenue	**5,562**	**5,402**	**+3**	**-**
Sales excl. precious metals	**420**	**447**	**-6**	**-11**
Underlying operating profit	**116.7**	**143.0**	**-18**	**-22**
Return on sales (ex pms)	**27.8%**	**32.0%**		

Precious Metal Products Division's revenue increased by 3% to £5,562 million, boosted by higher platinum group metal prices in the second half of the year. Sales excluding the value of precious metals were 6% lower at £420 million with reductions across most of the division's businesses due to the effect of lower metal prices in the first half and the impact of the economic slowdown on its manufacturing businesses. Operating profit was also lower, down 18% at £116.7 million, following a difficult first half. Translated at constant exchange rates, sales excluding precious metals decreased by 11% and operating profit was 22% lower than last year.

Profit in our **Platinum Marketing and Distribution** business fell in 2009/10 with performance improving in the second half of the financial year as precious metal prices increased.

Global demand for platinum fell by 11% in the calendar year 2009. Demand from the autocatalyst sector fell by 38% to a nine year low due to the global reduction in car production and a sharp decline in diesel market share in Europe. Jewellery demand increased in response to lower platinum prices, with a significant increase in stock rebuilding and retail sales in the key Chinese market. Buoyant jewellery demand was supported by an increase in physical investment through Exchange Traded

Funds (ETFs). Supplies of platinum fell slightly with the output of new South African mines balanced by the closure of some existing production in the face of weaker platinum group metal prices in rand terms. The production environment in South Africa continued to be challenging with production interruptions due to safety closures and industrial action.

The substantial fall in platinum demand outweighed the more modest decline in production, moving the market into an oversupply position. The price of platinum nonetheless increased for much of the financial year with increasing investor positions having a more significant impact on the price than supply / demand fundamentals. After starting the year at $1,133/oz, platinum closed the financial year at a high point of $1,644/oz, averaging $1,343/oz for the year.

Palladium demand fell by 6% in 2009. Demand from the autocatalyst sector was 9% down, much less than for platinum, as car scrappage schemes in Europe favoured sales of small engined gasoline powered vehicles fitted with palladium catalysts. Although affected by the global fall in car production, palladium demand benefited from the rising production of cars in China which are mostly fitted with palladium catalysts. Physical investment in ETFs was also strong. Supplies of palladium declined slightly but the market remained in fundamental oversupply due to continuing sales of Russian state stocks.

Like platinum, the price of palladium increased for much of 2009/10. It also reached its high point of $479/oz at the end of the year, having averaged $325/oz which was 10% up on 2008/09.

The price of rhodium recovered slowly after a precipitous decline in 2008/09. Rhodium demand fell by around 20% in calendar year 2009 due to weak demand from the automotive sector. Although rhodium moved into a position of oversupply, the price more than doubled from $1,175/oz to $2,575/oz in thin trading. The average price of $1,936/oz was nonetheless only 40% of the level seen in 2008/09.

Our **Noble Metals** business was affected by the general global downturn with sales excluding precious metals down by 5%. Demand for fabricated pgms was adversely impacted as the world economy slowed but we began to see recovery during the second half of the year. The year ended strongly for its European operations and whilst demand for products from its US business has been slower to pick up, industrial markets began to improve in the final quarter.

The business has established a market leading position in the supply of a nitrous oxide (N_2O) abatement catalyst to the nitric acid industry and last year saw continued good growth in demand for these products driven by incentives provided through the Kyoto agreement for plant operators to reduce their greenhouse gas emissions. N_2O is a powerful greenhouse gas with a global warming potential of 310 times that of CO_2. As western countries begin to introduce legislation to limit the emissions of greenhouse gases, we expect continued growth in demand for N_2O abatement technologies.

Whilst demand for our components for medical devices was mixed, our sophisticated machining capability in San Diego, USA has enabled us to become a leading supplier of high technology parts for several growing medical applications.

The **Catalysts, Chemicals and Refining** business was formed following the transfer of our Catalysts and Chemicals operations to Precious Metal Products Division on 1st April 2009. It also includes the division's Gold and Silver and Pgm Refining and Recycling activities. The business is organised into two businesses; Catalysts and Chemicals, and Refining.

Catalysts and Chemicals had a difficult year with sales excluding precious metals falling by 14% to £114 million as a consequence of the global recession which impacted a number of end use markets, especially the automotive, construction and petrochemical sectors. The second half of the year saw some improvement, particularly in demand for precious metal salts for the automotive sector as car sales picked up driven by the government stimulus packages. Demand in China steadily improved throughout the year as a result of various government actions to stimulate the economy and in the year represented some 9% of the business' global sales. During the year we commissioned a new sponge nickel catalyst manufacturing facility in Shanghai, China to serve the local market. Further expansion is planned on the Shanghai site during 2010/11 to manufacture pgm catalysts for the growing pharmaceutical industry in China.

Our Refining business as a whole had a challenging year. Sales excluding precious metals fell by 6% to £77 million. The Pgm Refining and Recycling business was impacted, particularly in the first half, by reduced intakes as the result of lower pgm prices and a decline in the overall level of economic activity. Results improved in the second half as the effects of higher pgm prices and various automotive scrappage schemes around the world began to boost intakes of secondary material. During the year, the business continued to focus on capacity management and operational

improvements at both its UK and US refineries to reduce the amount of metal in the refining circuit with improvements in the volume of residues processed through its arc furnaces.

In our Gold and Silver business, however, both our refineries had a very strong year with throughputs at record levels and improved margins. The gold price climbed steadily throughout the year, averaging over $1,000/oz, which had the effect of stimulating demand for the refining of secondary material, particularly jewellery scrap. Demand for gold investment bars was also very high. The business introduced a number of operational improvements in the year to reduce bottlenecks in the plant and improve metal throughput.

Colour Technologies performed well in difficult market conditions. Sales in our traditional businesses were flat but the acquisition of a small order book in March 2009 and good cost control resulted in profit being slightly higher than last year. Demand for our automotive glass enamel products continued to grow strongly in Asia throughout 2009/10. Sales in other parts of the world suffered in the first half in line with the downturn in vehicle production, however, we saw recovery in the second half as the European and North American automotive markets picked up. Colour Technologies increased its share of the automotive silver paste market, but demand for decorative precious metal products was impacted during the year by the high gold price.

The business opened a new technology centre in Maastricht, the Netherlands during the year to support the development of new products for its global markets.

Fine Chemicals

	Year to 31st March 2010 £ million	2009 £ million	% change	% at constant rates
Revenue	**221**	**220**	**+1**	**-4**
Sales excl. precious metals	**219**	**215**	**+2**	**-2**
Underlying operating profit	**55.8**	**49.5**	**+13**	**+9**
Return on sales (ex pms)	**25.5%**	**23.0%**		

Fine Chemicals Division achieved modest growth in the year in the face of challenging market conditions. The division's revenue increased by 1% to £221 million and sales excluding precious metals rose by 2% to £219 million. Operating profit was 13% ahead at £55.8 million. The division received a one-off

benefit to sales and operating profit of US $12 million from the launch of the generic version of ADDERALL XR® in April 2009. However it also incurred £1.6 million in redundancy and other costs at its Pharmaceutical Materials and Services business in the USA. Excluding these items, the division's operating profit was 1% ahead at £49.9 million. On a constant currency basis sales excluding precious metals were 2% below and operating profit, excluding these items, was also 2% down.

Macfarlan Smith's sales of specialist opiate products, particularly buprenorphine, naloxone and naltrexone, continued to grow in 2009/10. However, its sales of bulk opiates, such as codeine phosphate, were impacted by reduced availability of raw material, and overall, sales of opiate based APIs were down on last year. As a result, sales excluding precious metals declined by 8% to £80 million. While the business took swift action to control costs and sales of non-opiate products, such as fentanyl and methylphenidate, saw continued growth, Macfarlan Smith's profit was a little down on last year.

The division's **Pharmaceutical Materials and Services** business had a good year overall with sales excluding precious metals 14% ahead of 2008/09 at £79 million, benefiting from the income received as the result of the launch of the first generic version of ADDERALL XR® by Teva Pharmaceutical Industries. Excluding this one-off benefit, sales excluding precious metals still grew and were up by 3% at £71 million. Pharmaceutical Materials and Services' manufacturing business performed well with sales of amphetamine salts and opiate products continuing to show good growth, more than offsetting a decline in sales of platinum based anticancer APIs.

Our contract research business, however, continued to be adversely affected by a lack of venture capital funding for new drug development which has impacted many of our smaller customers. Sales excluding precious metals were down more than 30% in 2009/10 and the business generated an operating loss. Consequently a restructuring plan was implemented at its facility in Massachusetts, USA resulting, to date, in a 31% reduction in headcount compared to last year. In addition to the £1.6 million in redundancy and other costs, this plan resulted in an £11.3 million impairment charge in respect of redundant assets at the site. It will take some time for this business to recover, but we believe that its skills are necessary to assist our customers in the development of new APIs and hence feed growth in our manufacturing business.

The **Research Chemicals** business was impacted by a marked contraction in R&D spending in many parts of the world due to the global economic slowdown. Despite this, sales excluding precious metals were slightly up at £60 million. However, good cost control in North America and Europe offset, in part, additional costs incurred through the geographic expansion of the business in Asia, resulting in profits from the business being only marginally down on last year. Its European and North American markets were particularly badly hit in the first half of the year but saw some recovery in the second half, especially in North America. The business' Asian operations, however, were up on last year with good growth in sales in both China and Korea.

Research Chemicals continued to focus on geographic expansion with new warehouse facilities opening in both India and Germany during the course of the year. Its new manufacturing joint venture, Alfa Aesar Synmax in Yantai, China, in which we have a 51% shareholding, became operational with the commissioning of its pilot plant facility in March 2010. As well as serving the research chemicals needs of the rapidly growing market in China, Alfa Aesar Synmax has large scale capacity which allows Research Chemicals to bring the manufacturing of bulk and custom products in house and support the manufacturing activities at its facility in Heysham, UK.

Finance

Exchange Rates

The main impact of exchange rate movements on the group's results comes from the translation of foreign subsidiaries' profits into sterling. After last year's significant devaluation of sterling against most major currencies, this year sterling was more stable but continued to weaken further.

Around a quarter of the group's profits are made in North America, mainly in the USA. The average rate for the US dollar for the year was $1.595/£ compared with $1.719/£ for 2008/09. Each one cent change in the average rate for the dollar has approximately a £0.4 million effect on underlying operating profit in a full year. The reduction in the average exchange rate for the dollar in 2009/10 increased reported group underlying operating profit for the year by £5.0 million.

Sterling also fell against the euro averaging €1.129/£ compared with €1.205/£ in 2008/09, which increased reported underlying operating profit by £2.9 million. In addition, sterling also weakened against the South African rand, from R15.0/£ to

R12.5/£. However, the catalysts manufactured by our South African business are ultimately for export and the impact of a stronger rand on margins offsets the translational effect.

Overall, excluding the rand, exchange translation increased the group's underlying operating profit by £12.2 million compared with 2008/09.

Interest

The group's net finance costs decreased substantially, falling by £13.2 million to £19.4 million as a result of lower average borrowings and lower interest rates throughout the year. The group should continue to benefit from lower interest rates but around 65% of borrowings at 31st March 2010 have fixed interest rates averaging 5.1%.

The group also benefited in 2009/10 from interest receipts on tax rebates of £2.4 million.

Taxation

The group's total tax charge for the year was £64.3 million, a tax rate of 28.1% on profit before tax (2008/09 30.8%). The effective tax rate on underlying profit before tax was 28.0% (2008/09 29.6%), reflecting the increased share of profit from lower tax jurisdictions such as China. This lower effective tax rate is likely to continue.

Pensions

At 31st March 2010 the group's UK pension scheme was in deficit by £156.9 million (85% funded) on an IFRS basis compared with a deficit of £45.2 million at 31st March 2009. The £111.7 million increase in the deficit was principally due to a reduction in the discount rate used from 6.5% to 5.5%.

Worldwide, including provisions for the group's post-retirement healthcare schemes, the group had a net deficit of £245.7 million on employee benefit obligations at 31st March 2010 (2009 £151.6 million).

The triennial revaluation of our UK pension scheme as at 1st April 2009 was completed by the scheme's actuaries during the year. They estimated that the scheme had an actuarial deficit of £173.4 million, which represented a funding level

of 80%, and it is estimated to be broadly similar at 31st March 2010. This compares with an actuarial surplus of £21.0 million at 1st April 2006 and a funding level of 103%. As a result of the worsening of the scheme's funding position, the company, after a period of consultation, agreed with the Trustees that the final salary section of the UK defined benefit scheme would be closed with effect from 1st April 2010. From that date, those employees affected accrue future benefits within the scheme's existing career average salary plan. This impacted approximately 2,000 employees.

The Trustees and the company also agreed a ten year recovery plan commencing on 1st April 2010, under which the company will make deficit funding contributions of £23.1 million per annum. In 2009/10 the group's normal ongoing contribution to the UK scheme was £23.1 million (2008/09 £22.1 million).

In December 2009 we made a one-off additional payment of US $30 million into our US schemes to reduce their deficits.

Cash Flow

During the year ended 31st March 2010 the group's cash generation was once again strong as the business generated a net cash inflow of £33.0 million.

Net cash flow from operating activities was £275.7 million (2008/09 £501.4 million). As demand for our products and precious metal prices picked up in the second half of the year, the group's working capital requirement increased, reversing the opposite effect in 2008/09. This increase is partly due to the impact of higher precious metal prices but we monitor our working capital excluding the element that relates to precious metals. On that basis, the group's working capital increased by £24.9 million, but the number of working capital days was 57 compared with 63 last year. Higher precious metal prices also increased working capital by £77.1 million however, this was lower than we had anticipated as a result of higher levels of customer funded metal within the business.

During the year our capital expenditure was £131.8 million which equated to approximately 1.2 times depreciation. In 2009/10 we completed the construction of our two new ECT facilities in Macedonia and western Pennsylvania, USA and the new production facility at Clitheroe, UK to manufacture methanol synthesis catalysts. We also commenced construction of a new plate type SCR catalyst manufacturing facility in Shanghai, China.

Having completed the majority of our recent investment programme, the group now has sufficient capacity to meet much of the growth forecast over the next few years. We therefore anticipate that capital expenditure will remain at around 1.0 to 1.2 times depreciation for the next few years. However, we retain the capacity to invest in further growth opportunities as they arise.

Capital Structure

In 2009/10 net debt fell by £61.0 million to £473.4 million and equity rose by £74.7 million to £1,250.8 million. Net debt / EBITDA for the year was 1.2 times and interest cover (underlying operating profit / net finance costs) was 14.0 times. If the post tax pension deficit of £148.2 million is included within net debt, the ratio would increase to 1.6 times. The board believes that it is important to maintain an appropriately efficient balance sheet with net debt (including the post tax pension deficit) / EBITDA between 1.5 and 2.0 times.

Gross borrowings (net of related swaps) amounted to £652.5 million offset by £179.1 million of cash and deposits. Included within gross borrowings at 31st March 2010 were drawings of £50.0 million out of total committed bank facilities, which are individually negotiated, of £280.0 million.

Outlook

This time last year, the group faced considerable uncertainty given the global economic turmoil that surrounded us. Whilst there is greater economic optimism today, substantial uncertainties still remain, as illustrated by the recent volatility in European markets. Quite how these will affect consumer confidence remains to be seen. The group continues to expect to make good progress in the first half of 2010/11, where underlying profit before tax should be significantly higher than the same period of 2009/10.

In the first six months of 2010/11, Environmental Technologies Division will benefit from relatively easy comparatives as it was particularly affected by the global slowdown in automotive demand in the first quarter of 2009/10. Emission Control Technologies is expected to perform well in the early part of the year as the impact of government scrappage schemes coming to an end may take some time to feed through to our business. Its performance should also benefit from some stock building by our customers. Process Technologies is also expected to continue growing steadily. As a result, Environmental Technologies Division's operating profit

in the first six months of 2010/11, particularly in the first quarter, should be significantly ahead of the first half of 2009/10.

Precious Metal Products Division supplies products and services to a wide range of industries, some of which have recovered from the recession more quickly than others. The division's results benefit in part from the strength of platinum group metal prices and the platinum price in the first two months of 2010/11 has averaged $1,677/oz, which is approximately 45% higher than in the same period last year. However, prices have been highly volatile, especially over the last few weeks. The performance of the division's manufacturing and refining businesses is also much stronger than this time last year. Taken together, the results for the division in the first half of 2010/11 should also be significantly ahead of the same period in 2009/10.

The performance of our Fine Chemicals Division is more predictable as its key markets are less impacted by volatility in the global economy. We expect that its businesses will continue to grow steadily but the division's results in the first half of 2010/11 will be impacted by the absence of the one-off benefit in 2009/10 associated with the launch of the generic version of ADDERALL XR®.

The group's performance in the second half of 2010/11 is harder to predict, not only because of the uncertainties surrounding the global economy, but also due to factors that more directly influence our business. These include uncertainties over the impact on vehicle sales as government vehicle scrappage schemes come to an end, when and how quickly the important North American heavy duty diesel market recovers and the strength of continued growth in demand for our products in China. Notwithstanding these uncertainties, we are confident that the group is well positioned to take advantage of a global economic recovery.

The longer term drivers for the group remain very much in place with ever tightening emissions standards around the world. The demand for energy security globally and the drive to reduce the environmental impact of chemical and industrial processes also plays to the strengths of Johnson Matthey. Together these give us confidence in the future. Over the last few turbulent years we have continued to invest in research and development and in expanding production capacity where we see opportunities for growth. This will continue. We have a strong balance sheet, a proven business model and are well placed to return to growth.

CONSOLIDATED INCOME STATEMENT

for the year ended 31st March 2010

	Notes	2010 £ million	2009 £ million
Revenue	2	**7,839.4**	7,847.8
Cost of sales		**(7,325.4)**	(7,324.3)
Gross profit		**514.0**	523.5
Distribution costs		**(103.6)**	(101.2)
Administrative expenses		**(138.6)**	(123.8)
Major impairment and restructuring charges	3	**(11.3)**	(9.4)
Amortisation of acquired intangibles	4	**(9.9)**	(9.1)
Operating profit	2,5	**250.6**	280.0
Finance costs		**(30.5)**	(43.3)
Finance income		**11.1**	10.7
Share of profit of associate		**1.7**	2.0
Dissolution of associate	8	**(4.4)**	-
Profit before tax		**228.5**	249.4
Income tax expense		**(64.3)**	(76.7)
Profit for the year from continuing operations		**164.2**	172.7
Profit for the year from discontinued operations		**-**	1.2
Profit for the year		**164.2**	173.9
Attributable to:			
Equity holders of the parent company		**164.2**	174.1
Minority interests		**-**	(0.2)
		164.2	173.9
		pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company			
Continuing operations			
Basic	7	**77.6**	82.0
Diluted	7	**77.3**	81.5
Total			
Basic	7	**77.6**	82.6
Diluted	7	**77.3**	82.1

CONSOLIDATED STATEMENT OF TOTAL COMPREHENSIVE INCOME

for the year ended 31st March 2010

	2010 £ million	2009 £ million
Profit for the year	**164.2**	173.9
Other comprehensive income:		
Currency translation differences	**(5.7)**	190.0
Cash flow hedges	**27.0**	(19.9)
Fair value gains / (losses) on net investment hedges	**32.8**	(146.9)
Actuarial loss on post-employment benefits assets and liabilities	**(124.6)**	(156.7)
Share of other comprehensive income of associate	**0.2**	(0.2)
Tax on above items taken directly to or transferred from equity	**34.1**	64.3
Other comprehensive expense for the year	**(36.2)**	(69.4)
Total comprehensive income for the year	**128.0**	104.5
Attributable to:		
Equity holders of the parent company	**127.9**	104.1
Minority interests	**0.1**	0.4
	128.0	104.5

CONSOLIDATED BALANCE SHEET

as at 31st March 2010

	Notes	2010 £ million	2009 £ million
Assets			
Non-current assets			
Property, plant and equipment		**921.6**	924.7
Goodwill		**513.8**	516.0
Other intangible assets		**131.6**	135.8
Deferred income tax assets		**57.1**	27.5
Investments and other receivables		**14.0**	17.1
Swaps related to borrowings	9	**19.3**	28.8
Post-employment benefits net assets	12	**4.6**	2.2
Total non-current assets		**1,662.0**	1,652.1
Current assets			
Inventories		**390.1**	371.7
Current income tax assets		**12.9**	41.5
Trade and other receivables		**639.3**	500.2
Cash and cash equivalents - cash and deposits	9	**179.1**	115.2
Swaps related to borrowings	9	**-**	1.9
Other financial assets		**6.5**	5.7
Assets classified as held for sale		**-**	6.0
Total current assets		**1,227.9**	1,042.2
Total assets		**2,889.9**	2,694.3
Liabilities			
Current liabilities			
Trade and other payables		**(527.2)**	(508.1)
Current income tax liabilities		**(91.0)**	(47.4)
Cash and cash equivalents - bank overdrafts	9	**(14.7)**	(15.4)
Borrowings and finance leases	9	**(98.8)**	(36.1)
Other financial liabilities		**(8.0)**	(32.9)
Provisions		**(8.7)**	(8.8)
Total current liabilities		**(748.4)**	(648.7)
Non-current liabilities			
Borrowings and finance leases	9	**(558.3)**	(628.8)
Deferred income tax liabilities		**(56.5)**	(70.3)
Employee benefits obligations	12	**(250.3)**	(153.8)
Provisions		**(19.6)**	(14.3)
Other payables		**(6.0)**	(2.3)
Total non-current liabilities		**(890.7)**	(869.5)
Total liabilities		**(1,639.1)**	(1,518.2)
Net assets		**1,250.8**	1,176.1
Equity			
Share capital		**220.7**	220.7
Share premium account		**148.3**	148.3
Shares held in employee share ownership trust (ESOT)		**(30.7)**	(61.8)
Other reserves		**73.4**	18.5
Retained earnings		**837.7**	849.6
Total equity attributable to equity holders of the parent company		**1,249.4**	1,175.3
Minority interests		**1.4**	0.8
Total equity		**1,250.8**	1,176.1

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st March 2010

	Notes	2010 £ million	2009 £ million
Cash flows from operating activities			
Profit before tax		**228.5**	249.4
Adjustments for:			
Share of profit of associate		**(1.7)**	(2.0)
Dissolution of associate		**4.4**	-
Discontinued operations		**-**	0.9
Depreciation, amortisation, impairment losses and profit on sale of non-current assets and investments		**140.3**	110.3
Share-based payments		**4.7**	-
(Increase) / decrease in inventories		**(22.1)**	80.1
(Increase) / decrease in receivables		**(123.1)**	215.9
Increase / (decrease) in payables		**47.1**	(91.8)
Increase / (decrease) in provisions		**2.5**	6.3
Employee benefits obligations charge less contributions		**(24.9)**	(9.0)
Changes in fair value of financial instruments		**1.3**	(6.0)
Net finance costs		**19.4**	32.6
Income tax paid		**(0.7)**	(85.3)
Net cash inflow from operating activities		**275.7**	501.4
Cash flows from investing activities			
Dividends received from associate		**0.6**	-
Purchases of non-current assets and investments		**(131.8)**	(209.3)
Proceeds from sale of non-current assets and investments		**0.3**	0.2
Purchases of businesses and minority interests		**(5.7)**	(8.2)
Net proceeds from sale of businesses and minority interests		**-**	17.6
Net cash outflow from investing activities		**(136.6)**	(199.7)
Cash flows from financing activities			
Net proceeds on ESOT transactions in own shares		**18.4**	0.8
Proceeds from / (repayment of) borrowings and finance leases		**30.1**	(48.6)
Dividends paid to equity holders of the parent company	6	**(78.4)**	(78.1)
Settlement of currency swaps for net investment hedging		**(25.3)**	(93.9)
Proceeds from minority interest on share issue		**0.3**	-
Interest paid		**(31.5)**	(42.7)
Interest received		**10.4**	9.0
Net cash outflow from financing activities		**(76.0)**	(253.5)
Increase in cash and cash equivalents in the year		**63.1**	48.2
Exchange differences on cash and cash equivalents		**1.5**	13.1
Cash and cash equivalents at beginning of year		**99.8**	38.5
Cash and cash equivalents at end of year	9	**164.4**	99.8

	Notes	2010 £ million	2009 £ million
Reconciliation to net debt			
Increase in cash and cash equivalents in the year		**63.1**	48.2
(Proceeds from) / repayment of borrowings and finance leases		**(30.1)**	48.6
Change in net debt resulting from cash flows		**33.0**	96.8
Exchange differences on net debt		**28.0**	(20.8)
Movement in net debt in year		**61.0**	76.0
Net debt at beginning of year		**(534.4)**	(610.4)
Net debt at end of year	9	**(473.4)**	(534.4)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st March 2010

	Share capital £ million	Share premium account £ million	Shares held in ESOT £ million	Other reserves £ million	Retained earnings £ million	Minority interests £ million	Total equity £ million
At 1st April 2008	220.7	148.3	(68.6)	(20.6)	879.1	1.4	1,160.3
Total comprehensive income for the year	-	-	-	39.1	65.0	0.4	104.5
Dividends (note 6)	-	-	-	-	(78.1)	(0.4)	(78.5)
Purchase of shares for ESOT	-	-	(2.6)	-	-	-	(2.6)
Purchase of minority interest	-	-	-	-	(4.6)	(0.6)	(5.2)
Share-based payments	-	-	-	-	5.6	-	5.6
Cost of shares transferred to employees	-	-	9.4	-	(11.6)	-	(2.2)
Tax on share-based payments	-	-	-	-	(5.8)	-	(5.8)
At 31st March 2009	220.7	148.3	(61.8)	18.5	849.6	0.8	1,176.1
Total comprehensive income for the year	-	-	-	54.9	73.0	0.1	128.0
Dividends (note 6)	-	-	-	-	(78.4)	(0.2)	(78.6)
Acquisition of minority interest	-	-	-	-	-	0.4	0.4
Share issue to minority interest	-	-	-	-	-	0.3	0.3
Share-based payments	-	-	-	-	10.4	-	10.4
Cost of shares transferred to employees	-	-	31.1	-	(18.4)	-	12.7
Tax on share-based payments	-	-	-	-	1.5	-	1.5
At 31st March 2010	**220.7**	**148.3**	**(30.7)**	**73.4**	**837.7**	**1.4**	**1,250.8**

NOTES ON THE PRELIMINARY ACCOUNTS

for the year ended 31st March 2010

1 Basis of preparation

The financial information contained in this release does not constitute the company's statutory accounts for the years ended 31st March 2010 or 31st March 2009 within the meaning of section 435 of the Companies Act 2006, but is derived from those accounts and is prepared in accordance with the Disclosure and Transparency Rules of the UK's Financial Services Authority. The accounts are prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or the Standing Interpretations Committee (SIC) as adopted by the European Union. For Johnson Matthey, there are no differences between IFRS as adopted by the European Union and full IFRS as published by the International Accounting Standards Board and so the accounts comply with IFRS. The accounting policies applied are set out in the Annual Report and Accounts for the year ended 31st March 2009, except where new accounting policies have been adopted as detailed below. Statutory accounts for 2009 have been delivered to the Registrar of Companies and those for 2010 will be delivered following the company's Annual General Meeting. The auditors have reported on both of these sets of accounts. Their reports were unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain a statement under sections 237(2) and 237(3) of the Companies Act 1985 in respect of the year ended 31st March 2009 nor a statement under sections 498(2) and 498(3) of the Companies Act 2006 in respect of the year ended 31st March 2010. The accounts for the year ended 31st March 2010 were approved by the Board of Directors on 2nd June 2010.

As described in the Annual Report and Accounts for the year ended 31st March 2009, the group reorganised its divisional structure on 1st April 2009. The Catalysts and Chemicals business, which makes precious metal and some base metal catalysts and precious metal chemicals, has been transferred into the Precious Metal Products Division. The remaining businesses in the Fine Chemicals and Catalysts Division have been renamed as the Fine Chemicals Division. The segmental information in note 2 reflects the new divisional structure. Also, IFRS 8 - 'Operating Segments' has been adopted during the period, which requires operating segments to be identified on a basis consistent with internal management structure and reporting, this does not change the reported segments. The performance of the divisions is assessed on underlying operating profit which is before the amortisation of acquired intangibles, major impairment and restructuring charges and profit or loss on disposal of businesses.

The group has adopted the September 2007 revision to IAS 1 - 'Presentation of Financial Statements' which has resulted in the 'Consolidated Statement of Changes in Equity' (previously disclosed as a note on changes in equity) being presented as a primary statement. The revised standard has had no impact on the reported results or financial position of the group.

Amendments to IFRS 7 - 'Improving Disclosures about Financial Instruments' has been adopted during the period. It requires a number of changes to disclosures but has no impact on the reported results or financial position of the group.

Additionally, the group has adopted a number of other interpretations and amendments to accounting standards which have had no significant impact on the group's accounting policies, reported results or financial position.

NOTES ON THE PRELIMINARY ACCOUNTS

for the year ended 31st March 2010

2 Segmental information by business segment

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals £ million	Eliminations £ million	Total £ million
Year ended 31st March 2010					
Sales to external customers	**2,056.4**	**5,561.8**	**221.2**	**-**	**7,839.4**
Inter-segment sales	**5.2**	**636.5**	**1.8**	**(643.5)**	**-**
Total revenue	**2,061.6**	**6,198.3**	**223.0**	**(643.5)**	**7,839.4**
External sales excluding precious metals	**1,246.5**	**419.9**	**219.1**	**-**	**1,885.5**
Segmental underlying operating profit	**120.9**	**116.7**	**55.8**	**-**	**293.4**
Unallocated corporate expenses					**(21.6)**
Underlying operating profit					**271.8**
Major impairment and restructuring charges (note 3)					**(11.3)**
Amortisation of acquired intangibles (note 4)					**(9.9)**
Operating profit					**250.6**
Net finance costs					**(19.4)**
Share of profit of associate					**1.7**
Dissolution of associate (note 8)					**(4.4)**
Profit before tax					**228.5**
Segmental total assets	**1,710.6**	**456.2**	**433.0**	**(80.6)**	**2,519.2**
Year ended 31st March 2009 (restated)					
Sales to external customers	2,226.1	5,401.7	220.0	-	7,847.8
Inter-segment sales	7.4	933.0	2.6	(943.0)	-
Total revenue	2,233.5	6,334.7	222.6	(943.0)	7,847.8
External sales excluding precious metals	1,135.2	446.5	215.2	-	1,796.9
Segmental underlying operating profit	124.3	143.0	49.5	-	316.8
Unallocated corporate expenses					(18.3)
Underlying operating profit					298.5
Major impairment and restructuring charges (note 3)					(9.4)
Amortisation of acquired intangibles (note 4)					(9.1)
Operating profit					280.0
Net finance costs					(32.6)
Share of profit of associate					2.0
Profit before tax					249.4
Segmental total assets	1,571.8	405.2	466.0	(59.4)	2,383.6

3 Major impairment and restructuring charges

A significant part of the revenue generated by the group's Fine Chemicals facility in Massachusetts, USA is from contract work for pharmaceutical companies, primarily early phase discovery biotech companies. Due to the global recession, these early phase discovery biotech companies were unable to gain funding and consequently the facility's revenue significantly declined and is not expected to recover in the short term. Therefore the carrying amounts of the facility's freehold building, capitalised software and plant and machinery exceeded their recoverable amount, which was determined to be their fair value less costs to sell based on an external valuation. This gives rise to an impairment loss of £11.3 million. It is excluded from underlying operating profit.

In March 2009 the group announced the closure of its Fine Chemicals manufacturing facility in Ireland to consolidate manufacturing of prostaglandin products at its facility in Massachusetts, USA. The closure of the facility in Ireland gave rise to a restructuring charge of £9.4 million in the year ended 31st March 2009. It was excluded from underlying operating profit.

4 Amortisation of acquired intangibles

The amortisation of intangible assets which arise on the acquisition of businesses is shown separately on the face of the income statement. It is excluded from underlying operating profit.

5 Effect of exchange rate changes on translation of foreign subsidiaries' external sales excluding the value of precious metals and operating profits

Average exchange rates used for translation of results of foreign operations	**2010**	2009
US dollar / £	**1.595**	1.719
Euro / £	**1.129**	1.205
South African rand / £	**12.46**	14.99

The main impact of exchange rate movements on the group's sales and operating profit comes from the translation of foreign subsidiaries' results into sterling. The one significant exception is the South African rand where the translational impact is more than offset by the impact of movements in the rand on operating margins. Consequently the analysis below excludes the translational impact of the rand.

	Year ended 31st March 2010 £ million	Year ended 31st March 2009		Change at this year's rates %
		At last year's rates £ million	At this year's rates £ million	
External sales excluding the value of precious metals				
Environmental Technologies	**1,246.5**	1,135.2	1,176.2	+6
Precious Metal Products	**419.9**	446.5	472.8	-11
Fine Chemicals	**219.1**	215.2	224.2	-2
External sales excluding the value of precious metals	**1,885.5**	1,796.9	1,873.2	+1
Underlying operating profit				
Environmental Technologies	**120.9**	124.3	129.1	-6
Precious Metal Products	**116.7**	143.0	148.9	-22
Fine Chemicals	**55.8**	49.5	51.1	+9
Unallocated corporate expenses	**(21.6)**	(18.3)	(18.4)	
Underlying operating profit	**271.8**	298.5	310.7	-13

6 Dividends

A final dividend of 27.9 pence per ordinary share has been proposed by the board which will be paid on 3rd August 2010 to shareholders on the register at the close of business on 11th June 2010. The estimated amount to be paid is £59.4 million and has not been recognised in these accounts.

	2010 £ million	2009 £ million
2007/08 final ordinary dividend paid - 26.0 pence per share	**-**	54.7
2008/09 interim ordinary dividend paid - 11.1 pence per share	**-**	23.4
2008/09 final ordinary dividend paid - 26.0 pence per share	**54.9**	-
2009/10 interim ordinary dividend paid - 11.1 pence per share	**23.5**	-
	78.4	78.1

NOTES ON THE PRELIMINARY ACCOUNTS

for the year ended 31st March 2010

7 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 211,639,326 shares in issue (2009 - 210,807,882 shares). The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plans. These adjustments give rise to an increase in the weighted average number of shares in issue of 885,913 shares (2009 - 1,217,221 shares).

Underlying earnings per ordinary share are calculated as follows:

	2010 £ million	2009 £ million
Profit for the year attributable to equity holders of the parent company	**164.2**	174.1
Major impairment and restructuring charges (note 3)	**11.3**	9.4
Amortisation of acquired intangibles (note 4)	**9.9**	9.1
Dissolution of associate (note 8)	**4.4**	-
Profit on disposal of discontinued operations	**-**	(1.2)
Tax thereon	**(6.9)**	(2.5)
Underlying profit for the year	**182.9**	188.9
	pence	pence
Basic underlying earnings per share	**86.4**	89.6

8 Dissolution of associate

An agreement between the partners of AGR Matthey to dissolve the partnership became effective on 29th March 2010. The group has a 20% interest in AGR Matthey, which is accounted for as an associate. As part of this dissolution the group acquired a metal products business (note 13) and a 20% ownership of a plot of land from AGR Matthey. This dissolution results in a charge of £4.4 million. This charge is excluded from underlying profit before tax.

Some residual current assets and liabilities have been left in the partnership whilst they are converted into cash, at which point they will be distributed to the partners. The group's remaining investment in associate represents the group's 20% share of these net assets.

9 Net debt

	2010 £ million	2009 £ million
Cash and deposits	**179.1**	115.2
Bank overdrafts	**(14.7)**	(15.4)
Cash and cash equivalents	**164.4**	99.8
Current borrowings and finance leases excluding bank overdrafts	**(98.8)**	(36.1)
Non-current borrowings, finance leases and related swaps	**(558.3)**	(628.8)
Swaps related to borrowings	**19.3**	30.7
Net debt	**(473.4)**	(534.4)

NOTES ON THE PRELIMINARY ACCOUNTS

for the year ended 31st March 2010

10 Precious metal operating leases

The group leases, rather than purchases, precious metals to fund temporary peaks in metal requirements provided market conditions allow. These leases are from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 31st March 2010 precious metal leases were £55.8 million (2009 £68.2 million).

11 Transactions with related parties

The group's associate, AGR Matthey, is a related party and the group acquired a business and a share in a plot of land from it during the year (note 8). Sales of £ nil (2009 £0.1 million) were made to it during the year and amounts payable to it at 31st March 2010 were £0.7 million (2009 £ nil). The group guaranteed its share of the borrowings and precious metal leases of AGR Matthey and its exposure at 31st March 2010 was £ nil (2009 £ nil). During the year ended 31st March 2009 Neil Carson, Chief Executive, bought his company car from the company for £8,500, which was its current market price at the time of the sale. This transaction was settled during that year and so was not outstanding at 31st March 2009.

12 Post-employment benefits

The group operates a number of post-employment benefits plans around the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The major defined benefit plans are pension plans and post-retirement medical plans in the UK and the US.

The main assumptions were:

	2010 UK plans %	**2010 US plans %**	**2010 Other plans %**	2009 UK plans %	2009 US plans %	2009 Other plans %
Rate of increase in salaries	**4.70**	**3.75**	**2.90**	4.00	3.75	2.88
Rate of increase in pensions in payment	**3.70**	**-**	**2.08**	3.00	-	2.04
Discount rate	**5.50**	**5.70**	**5.49**	6.50	6.40	5.87
Inflation	**3.70**	**2.75**	**2.06**	3.00	2.75	2.02
Current medical benefits cost trend rate	**7.70**	**8.35**	**4.00**	7.00	9.00	4.00
Ultimate medical benefits cost trend rate	**7.70**	**4.50**	**4.00**	7.00	5.00	4.00

The group uses certain mortality assumptions when calculating plan obligations. The current mortality assumptions for all major plans retain prudent allowance for future improvements in longevity and take account of experience.

The mortality tables used for the group's largest plan, which is in the UK, at its last full actuarial valuation on 1st April 2009 were PMA92C2009 for male members retiring in normal health and PFA92C2009 for female members retiring in normal health. Allowance for future mortality improvements was made in line with the medium cohort versions of these tables with an underpin of 1% p.a. Shorter longevity assumptions are used for members who retire on grounds of ill-health. These tables have been carried through into the balance sheet calculation at 31st March 2010, allowing for the expected improvements over the intervening year. The mortality tables used for the income statements and the balance sheet calculation at 31st March 2009 were PMA92C2006 for male members retiring in normal health and PFA92C2006 for female members retiring in normal health. Allowance for future mortality improvements was made in line with the medium cohort versions of these tables and expected improvements over the three intervening years was also allowed for.

12 Post-employment benefits (continued)

The net post-employment benefits assets and liabilities shown in the balance sheet are analysed as:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 31st March 2010						
Present value of funded obligations	**(1,043.6)**	**-**	**(149.6)**	**-**	**(41.1)**	**(1,234.3)**
Present value of unfunded obligations	**-**	**(14.4)**	**-**	**(28.5)**	**(13.1)**	**(56.0)**
Defined benefit obligation	**(1,043.6)**	**(14.4)**	**(149.6)**	**(28.5)**	**(54.2)**	**(1,290.3)**
Fair value of plan assets	**886.7**	**-**	**122.5**	**-**	**36.0**	**1,045.2**
Reimbursement rights	**-**	**-**	**-**	**5.5**	**0.6**	**6.1**
Unrecognised past service credit - non-vested	**-**	**-**	**-**	**(3.5)**	**-**	**(3.5)**
Net post-employment benefits	**(156.9)**	**(14.4)**	**(27.1)**	**(26.5)**	**(17.6)**	**(242.5)**
At 31st March 2009						
Present value of funded obligations	(715.6)	-	(128.3)	-	(34.9)	(878.8)
Present value of unfunded obligations	-	(12.0)	-	(26.7)	(10.4)	(49.1)
Defined benefit obligation	(715.6)	(12.0)	(128.3)	(26.7)	(45.3)	(927.9)
Fair value of plan assets	670.4	-	77.9	-	29.4	777.7
Reimbursement rights	-	-	-	4.5	-	4.5
Unrecognised past service credit - non-vested	-	-	-	(3.2)	-	(3.2)
Net post-employment benefits	(45.2)	(12.0)	(50.4)	(25.4)	(15.9)	(148.9)

These are included in the balance sheet as:

	2010 Post-employment benefits net assets £ million	**2010 Employee benefits obligations £ million**	**2010 Total £ million**	2009 Post-employment benefits net assets £ million	2009 Employee benefits obligations £ million	2009 Total £ million
UK pension plan	**-**	**(156.9)**	**(156.9)**	-	(45.2)	(45.2)
UK post-retirement medical benefits plan	**-**	**(14.4)**	**(14.4)**	-	(12.0)	(12.0)
US pension plans	**-**	**(27.1)**	**(27.1)**	-	(50.4)	(50.4)
US post-retirement medical benefits plan	**-**	**(26.5)**	**(26.5)**	-	(25.4)	(25.4)
Other plans	**4.6**	**(22.2)**	**(17.6)**	2.2	(18.1)	(15.9)
Total post-employment plans	**4.6**	**(247.1)**	**(242.5)**	2.2	(151.1)	(148.9)
Other long term employee benefits		**(3.2)**			(2.7)	
Total long term employee benefits obligations		**(250.3)**			(153.8)	

NOTES ON THE PRELIMINARY ACCOUNTS

for the year ended 31st March 2010

13 Acquisitions

Applied Utility Systems Inc.'s business

On 1st October 2009 the group acquired Applied Utility Systems Inc.'s business from Catalytic Solutions Inc. for £5.4 million cash plus £0.5 million deferred consideration subject to certain contingencies. The fair value of the net assets acquired was £3.1 million, consisting of £1.1 million for customer contracts and relationships, £1.7 million for research and technology, £0.1 million for property, plant and equipment, £6.1 million for receivables and £5.9 million for payables. Costs incurred were £0.1 million, giving goodwill of £2.9 million.

Australian metal products business

On 29th March 2010 the group acquired AGR Matthey's metal products business. The fair value of the consideration was £3.6 million. The fair value of the net assets acquired was £2.9 million, consisting of £0.7 million for customer contracts and relationships, £1.7 million for property, plant and equipment, £0.9 million for inventories, £0.2 million for payables and £0.2 million for deferred tax liabilities. This results in goodwill of £0.7 million.

Risks and Uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the group's long term performance.

Technological Change and Patents
Much of the group's business is focused on selling products which are technologically advanced or employ technologically advanced processes in their manufacture. In most cases these products are subject to continuous improvement as new technology is developed. The group is exposed to the risk that if it does not keep up with changes in the market place its products will no longer be competitive. This is both a threat and an opportunity since Johnson Matthey can gain business as well as lose it. The group's strategy to meet this risk is to invest significantly in research and development to maintain or achieve leadership positions in those markets which offer sufficient added value to justify the long term investment required.

The group's results are also impacted by the status of patents. These include patents which the group itself registers and maintains, as well as the risks arising from new third party patents and the benefits that arise from the expiry of third party patents. All the group's divisions have significant registered intellectual property. The Fine Chemicals Division supplies active pharmaceutical ingredients to generic manufacturers and can benefit when third party patents expire. If actual patent lives differ from the expectations of the relevant group business, such as by being extended or successfully challenged, this can affect the group's results. The group has established policies both to monitor its existing patent portfolio and those of third parties, taking appropriate action as necessary in respect of infringement.

Legislation
Much of the stimulus for the development and growth of Johnson Matthey's products arises from new legislation governing the environmental or health impact of its customers' products in different jurisdictions worldwide. This is most significant for Emission Control Technologies where historic and future growth depends on global tightening of emissions limits. Legislation is also relevant for some of the group's other businesses. Process Technologies and Catalysts and Chemicals manufacture products to remove contaminants or to produce particularly pure chemicals. Colour Technologies is supported by legislation phasing out lead, cadmium and other heavy metals from glass and ceramic glazes. The development of the fuel cells industry is also impacted by clean air regulations and the drive towards zero emissions within both local and national legislation.

Whilst the group has benefited considerably from the development of such legislation its growth could be adversely affected if the pace of legislative change slowed significantly. Johnson Matthey monitors the development of legislation globally and coordinates its development work to ensure it can achieve greatest advantage from each new requirement. Regular reviews are undertaken at the business and group level to monitor growth and to investigate other areas of potential if legislation slows.

Global, Political and Economic Conditions
Johnson Matthey operates in over 30 countries around the world including within Africa, Asia and Latin America. While benefiting from the opportunities and growth in these regions the group is exposed to the economic, political and business risks associated with such international operations. The group encounters different legal and regulatory requirements including those for taxation, environmental, operational and competitive matters. It is exposed to the effect of political risk which can include sudden changes in regulations, expropriation of assets, imposition of trade barriers and wage controls, limits on the export of currency and volatility of prices, taxes and currencies. The group is exposed to possible natural catastrophe risk, for example through major earthquake or flood, and possible terrorist action. Management monitors such risks, maintaining adequate insurance cover and amending business procedures as appropriate to mitigate any exposure while remaining in compliance with local and group requirements.

Environment, Health and Safety (EHS)
Johnson Matthey is committed to providing the highest level of protection to the environment and to safeguarding the health and safety of its employees, customers and communities. Shortcomings in any area of EHS can have devastating effects on people's lives and on the planet. In addition, the failure to maintain the required high standards in EHS could damage the group's reputation, result in financial penalties, cause disruption to the business and potentially result in temporary or permanent closure of sites.

The environmental laws of various jurisdictions impose actual and potential obligations on the group to remediate contaminated sites, both those currently owned and, also in some cases, those which have been sold. The group incurs costs annually in meeting these obligations and also maintains provisions for potential liabilities. If existing provisions are inadequate to cover any liabilities or the associated costs arising from environmental obligations this could materially impact the group's results.

All the group's manufacturing facilities are required to operate in accordance with the group's EHS policies which include comprehensive guidance on, inter alia, occupational safety, environmental protection and health management and are set out on the company's website at www.matthey.com. The group EHS management system supplements these policies and details additional guidance and requirements on matters including community relations, process risk management and product stewardship.

Commercial Relationships
Johnson Matthey benefits from close commercial relationships with a number of key customers and suppliers. The loss of any of these key customers or suppliers, or a significant worsening in commercial terms could have a material impact on the group's results.

Johnson Matthey devotes significant resources to supporting these relationships to ensure they continue to operate satisfactorily. From time to time the group undertakes customer satisfaction surveys which are reviewed by the board. Some of the relationships are supported by long term contracts, notably the group's relationship with Anglo Platinum.

While the group could be vulnerable to a global disruption in the supply of platinum group metals, it has access to world markets for these metals and is not dependent on any one source for obtaining supplies for operations. Appropriate sourcing arrangements are applied for other key raw materials to ensure that the group is not dependent on any one supplier.

Foreign Exchange
Johnson Matthey operates globally with the majority of the group's operating profit earned outside the UK. It has significant investments outside the UK with the single largest investment being in the USA. As such the group is exposed to movements in exchange rates between sterling and other world currencies, particularly the US dollar, which could adversely or positively impact results.

Precious Metal Prices and Controls
A large proportion of the group's activities involve managing precious metals which has inherent risks associated with it in addition to bringing valuable business opportunities.

Precious metals have high prices which can fluctuate significantly and this can have an impact on Johnson Matthey's results. The high value of precious metals means that any process losses could be material and there remains the possibility of theft or fraud. Johnson Matthey has extensive experience in operating with precious metals and employs strict security, assay and other process controls and reviews to minimise any exposure. Policies are reviewed regularly by the Chief Executive's Committee and reported to the Audit Committee.

Pensions
The group's defined benefit pension funds had a net deficit at 31st March 2010 of £201.0 million. This position is exposed to the risk of changes in interest rates and the market values of investments as well as inflation and increasing longevity of the members. These risks are mitigated by paying appropriate contributions into the funds and through an investment asset allocation policy which has a high level of probability of avoiding a material deficit based on the results of an asset / liability matching study. From 1st April 2010 current employees in the group's UK pension scheme no longer accrue additional years' service based upon their final salary. From 1st April 2010 all UK employees who are members of the defined benefit pension scheme will accrue defined benefits based on their career average salary.

Customer Market Dynamics
The group sells products to manufacturers who in turn use these products to serve a diverse range of end markets. The group's performance is therefore impacted by the dynamics of its customers' end markets and their performance within these markets. A significant loss of market share at or by a major automotive customer could negatively impact the group's results. The group also has exposure to the wider automotive sector as a whole which is served by a number of the group's divisions. However, other factors such as tightening emissions legislation and the increasing technical demands from catalysts also play a significant role.

Risks are mitigated by monitoring both industry developments and market share at customers to prevent the group from becoming unduly dependent on any single customer.

Competitor Risk
The group operates in highly competitive markets. Significant product innovations, technical advances or the intensification of price competition could all adversely affect the group's results. Johnson Matthey invests significant resources in research and development in order to ensure the introduction of both

new products and improved production processes to allow the group to be at the forefront of its chosen markets. The group also continually works to streamline its cost base to ensure it remains competitive.

Litigation and Investigations

The group is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. Failure to comply properly with these laws, regulations and standards could significantly damage the reputation and performance of Johnson Matthey.

Regular internal reviews are undertaken to assess compliance with local and group policies, and provisions are made to rectify or compensate for any breaches. In the ordinary course of business, Johnson Matthey is subject to inspections and monitoring by certain regulatory or enforcement bodies and by the quality departments of some of its major customers. If existing provisions are inadequate to cover any liabilities arising from such investigations this could materially impact the group's results.

Credit Risk

The group derives a significant proportion of its revenue from sales to major customers, particularly in Emission Control Technologies. Sales to individual customers are frequently high if the value of precious metals is included in the price. The failure of any such company to honour its debts could materially impact the group's results.

Johnson Matthey derives significant benefit from trading with its large customers and manages the risk at many levels. Each business and division has a credit committee that regularly monitors its exposure. The Audit Committee receives a report every six months that details all significant credit limits, amounts due and amounts overdue within the group and the relevant actions being taken. As at 31st March 2010, no single outstanding balance exceeded 1% of the group's revenue.

FINANCIAL CALENDAR

2010

9th June
Ex dividend date

11th June
Final dividend record date

21st July
119th Annual General Meeting (AGM)

3rd August
Payment of final dividend subject to declaration at the AGM

24th November
Announcement of results for the six months ending 30th September 2010

1st December
Ex dividend date

3rd December
Interim dividend record date

Cautionary Statement
This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Johnson Matthey Public Limited Company
Registered Office: 40-42 Hatton Garden, London EC1N 8EE
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

ANNUAL REPORT & NOTICE OF ANNUAL GENERAL MEETING

In accordance with Rule 9.6.1 of the Financial Services Authority's Listing Rules, Johnson Matthey Plc (the "Company") has today submitted to the UK Listing Authority two copies of each of the following documents:

- Annual Report for the year ended 31st March 2010 (the "2010 Annual Report")
- Circular to shareholders incorporating the Notice of the 2010 Annual General Meeting (the "AGM Circular")
- Form of Proxy for the 2010 Annual General Meeting ("Form of Proxy")
- Proposed new Articles of Association.

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The 2010 Annual Report, AGM Circular and Form of Proxy are being posted to shareholders today. The 2010 Annual Report and AGM Circular are also available on Johnson Matthey Plc's website at www.matthey.com

The Annual General Meeting will be held at 11am on Wednesday 21st July 2010 at The Institution of Engineering and Technology (The Lecture Theatre), 2 Savoy Place, London WC2R 0BL.

The Notice of Annual General Meeting includes a resolution to adopt new Articles of Association. A summary of the principal changes proposed to the Company's current Articles of Association is given in the AGM Circular. A copy of the proposed new Articles of Association can be viewed at the UK Listing Authority's Document Viewing Facility. A copy is also available for inspection at the Company's registered office (40-42 Hatton Garden, London EC1N 8EE) during normal business hours and at The Institution of Engineering and Technology (The Lecture Theatre), 2 Savoy Place, London WC2R 0BL from 10am on Wednesday 21st July 2010 until the close of the Annual General Meeting meeting.

Additional information, required to be made available by Johnson Matthey Plc under Rule 6.3.5 of the Disclosure and Transparency Rules of the Financial Services Authority, to the extent not already included in Johnson Matthey Plc's announcement of results for the year ended 31st March 2010 issued on 3rd June 2010, is set out below.

Responsibility Statement of the Directors in Respect of the Annual Report and Accounts

The 2010 Annual Report contains a responsibility statement in compliance with Rule 4.1.12 of the Disclosure & Transparency Rules of the Financial Services Authority. This states that each of the directors as at 2nd June 2009, the date of approval of the 2010 Annual Report, confirms that to the best of their knowledge:

- the group and parent company accounts, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the management report (which comprises the Report of the Directors) includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The names and functions of the directors of Johnson Matthey Plc are as follows:

Sir John Banham	Chairman
N A P Carson	Chief Executive
Sir Thomas Harris	Non-executive Director
R J MacLeod	Group Finance Director
L C Pentz	Executive Director, Environmental Technologies
M J Roney	Non-executive Director
W F Sandford	Executive Director, Precious Metal Products
D C Thompson	Non-executive Director
A M Thomson	Non-executive Director
R J W Walvis	Non-executive Director

This responsibility statement was approved by the Board of Directors on 2nd June 2010 and was signed on its behalf by Sir John Banham.

Simon Farrant
Company Secretary
15th June 2010

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights
   An acquisition or disposal of instruments with similar economic effect to qualifying instruments

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

   N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   15 June 2010

6. Date on which issuer notified:

   17 June 2010

7. Threshold(s) that is/are crossed or reached:

   Holding has gone below 11%

8. Notified details:

A. VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 25,058,443

   Number of voting rights: 25,058,443

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 22,764,437

   % of voting rights (direct): N/A

   % of voting rights (indirect): 10.60%

B QUALIFYING FINANCIAL INSTRUMENTS

N/A

C FINANCIAL INSTRUMENTS WITH SIMILAR ECONOMIC EFFECT TO QUALIFYING FNIANCIAL INSTRUMENTS

Type of financial instrument: CFD

Exercise price: N/A

Expiration date: N/A

Exercise/Conversion period: N/A

Number of voting rights instrument refers to: 807,701

% of voting rights (Nominal): 0.38%

% of voting rights (Delta): 0.38%

Total voting rights: 23,572,138 shares (10.98%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 23,572,138 shares (10.98%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Deputy Company Secretary, Johnson Matthey plc

15. Contact Telephone Number: 020 7269 8461

18 June 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
S Farrant
N P H Garner
G P Otterman
L C Pentz
W F Sandford
I F Stephenson
J F Walker
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
S Farrant	24
N P H Garner	24
G P Otterman	24
L C Pentz	21
W F Sandford	24
I F Stephenson	24
J F Walker	24
N Whitley	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.77

14. Date and place of transaction:

16 June 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	174,097
L C Pentz	25,034
W F Sandford	4,908

16. Date issuer informed of transaction:

23 June 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
23 June 2010

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 June 2010

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Overseas Executive Share Option Scheme (Ref: 96/2296d)		
Period of return:	From:	1 December 2009	To:	31 May 2010
Balance of unallotted securities under scheme(s) from previous return:		340,188		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		340,188		

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 June 2010

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Approved Executive Share Option Scheme (Ref 96/2296b)		
Period of return:	From:	1 December 2009	To:	31 May 2010
Balance of unallotted securities under scheme(s) from previous return:		91,825		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		91,825		

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 June 2010

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		2001 Executive Share Option Scheme Part A/B		
Period of return:	From:	1 December 2009	To:	31 May 2010
Balance of unallotted securities under scheme(s) from previous return:		901,444		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		901,444		

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461